

February 6, 2023

Dong Shim
Chief Financial Officer
Body and Mind Inc.
750 – 1095 West Pender Street
Vancouver, British Columbia, Canada V6E 2M6

> **Re: Body and Mind Inc.**
> **Form 10-K for the fiscal year ended July 31, 2022**
> **Filed January 17, 2023**
> **File No. 0-55940**

Dear Dong Shim:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1. In the second sentence of the first paragraph, your auditor does not indicate whether they had also audited the financial position as of July 31, 2021. Please confirm, if true, that they had as of the report date. Please ensure that the audit reports included in your future filings make the appropriate disclosures in this regard.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences